Exhibit 12.1
Sanderson Farms, Inc.
Computation of Ratio of Earnings to Fixed Charges
In Thousands (Except Ratio)

	October 31	October 31	October 31	October 31	October 31	July 31
	2006	2007	2008	2009	2010	2011
	52 Weeks	52 Weeks	52 Weeks	52 Weeks	52 Weeks	39 Weeks
Fixed Charges:
Interest Expense	$2,803	$5,328	$8,546	$9,019	$2,708	$3,970
Capitalized Interest	719	2,056	0	7	1,946	630
Interest Component of Rental/Lease Expense	961	1,112	1,159	1,034	840	592
Amortization of Debt Expenses	232	264	513	208	200	514

Total Fixed Charges	$4,715	$8,760	$10,218	$10,268	$5,694	$5,706

Earnings:
Income (Loss) from Continuing Operations before Income Taxes	$(25,646)	$120,513	$(74,084)	$127,626	$207,255	$(162,322)
Add: Interest Expense	2,803	5,328	8,546	9,019	2,708	3,970
Add: Interest Component of Rental/Lease Expense	961	1,112	1,159	1,034	840	592
Add: Amortization of Capitalized Interest	143	170	237	237	237	319
Add: Amortization of Debt Expenses	232	264	513	208	200	514

Earnings (Loss) as Adjusted	$(21,507)	$127,387	$(63,629)	$138,124	$211,240	$(156,927)

Ratio of Earnings to Fixed Charges	—	14.54	—	13.45	37.10	—

Coverage deficiency	$26,222	—	$73,847	—	—	$162,633